MINTZ LEVIN Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

July 11, 2013
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tabatha Akins
Re:    QIAGEN N.V.
Form 20-F for the Year Ended December 31, 2012
Filed on March 4, 2013
File Number: 000-28564
Ladies and Gentlemen:
On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated June 19, 2013 from Jim B. Rosenberg of the Staff (the “Staff”) of the Commission to Roland Sackers, the Company's Chief Financial Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
On behalf of the Company, we advise you as follows:
Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies and Critical Accounting Estimates
Revenue Recognition, page F-11

1.	Comment: Please address the following regarding your response to our prior comment one:

•
With respect to the second bullet, please clarify for us whether customers that purchase “plug and play” instrumentation are required to purchase your consumable products or if the instrumentation is useable without your consumable product. If you have an obligation to provide products, please clarify how you factored that in your accounting.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 11, 2013

Response: The Company respectfully notes the Staff's request for clarification on our plug and play instrumentation.
As noted in our response letter to the Staff dated May 24, 2013, configured and plug and play instruments are distinguished on the basis of whether they require implementation assistance or not. In other regards the instruments share the same characteristics. Both may be subject to either sale or rental arrangements. We offer more than 15 plug and play instrumentation products, of which most, but not all, will also run non-QIAGEN consumable products.
We do not require customers to place an order for consumables at the time they purchase an instrument, regardless of whether the instrument works with only our consumables or other vendors' consumables. Additionally, for the plug and play instruments which run only with QIAGEN consumable products, when a customer purchases both the instrument and the consumables in an arrangement, we have determined that both of the deliverables have standalone value. That is because these instruments have standalone value to the customer without the QIAGEN consumables as the customer could resell the instrument in a secondary market and our consumable products are available for purchase separate from the instrument purchase. Accordingly, we concluded that the plug and play instruments which run only QIAGEN consumables are separate units of accounting.

•
With respect to the fourth bullet, please revise your proposed disclosure to more fully address the requirements in ASC 605-25-50 for each of your contracts with multiple elements, More specifically, please address the following:

◦	Clarify whether there are any performance-, cancellation-, termination-, and refund-type provisions; and

◦
Clarify whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons they do not qualify as separate units of accounting, if applicable. Refer to ASC 605-25-25-5.

Response: The Company respectfully notes the Staff's request for clarification and proposes to include the following revised disclosure in future filings:
“We have contracts with multiple elements which include instrumentation equipment, either leased under a reagent rental agreement or sold directly, together with other elements such as installation, training, extended warranty services or product maintenance contracts or consumable products. These contracts are accounted for under ASC 605-25, Revenue Recognition-Multiple-Element Arrangements. Multiple-element arrangements are assessed to

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 11, 2013

determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, all of the following criteria must be met:

•	The delivered items have value to the client on a stand-alone basis;

•	The arrangement includes a general right of return relative to the delivered items, and

•	Delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. Effective as of January 1, 2011, when applying the relative selling price method, the selling price for each deliverable is determined using (a) vendor-specific objective evidence (VSOE) of selling price, if it exists; or otherwise (b) third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of selling price exists for a deliverable, then the best estimated selling price for the deliverable is used. Prior to January 1, 2011, only the vendor-specific objective evidence of selling price was used. The arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value. Revenue is then recognized using a proportional-performance method, such as recognizing revenue based on relative fair value of products or services delivered, or on a straight-line basis as appropriate. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue and costs are deferred until the period in which the final deliverable is provided.

~~Revenues from~~ Deliverables in our multiple-element arrangements include instrumentation equipment installation, training, extended warranty services or product maintenance contracts or consumable products. We have evaluated the deliverables in our multiple-element arrangements and concluded that they are separate units of accounting because the delivered item or items have value to the customer on a standalone basis and for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. Revenues from installation and training are recognized as services are completed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately. Revenues from extended warranty services or product maintenance contracts are recognized on a straight-line basis over the term of the contract, typically one year. VSOE of fair value of extended warranty services or product maintenance is determined based on the price charged for the maintenance and support when sold separately. Revenues from the instrumentation equipment and consumable products are recognized when the products are delivered and there are no further performance obligations. VSOE of fair value of instrumentation equipment and consumable products is determined based on the price charged for the instrument and consumables when sold separately. Certain of our reagent rental arrangements include termination provisions for breach of contract. However, these termination provisions would not impact recognized revenue. Our arrangements do not include any provisions for cancellation or refunds.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 11, 2013

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.
In addition, as requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee
Daniel H. Follansbee

cc: Securities and Exchange Commission
Jim B. Rosenberg
Mary Mast
QIAGEN N.V.
Roland Sackers, Chief Financial Officer
Susan Stefanelli, Senior Director SEC Reporting
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.